Exhibit 23.2
Consent of Independent Auditor
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related prospectus of AngloGold Ashanti Limited (the “Company”) and AngloGold Ashanti Holdings Finance plc. (the “Subsidiary”) for the registration by the Company of its ordinary shares, debt securities, and warrants and rights to purchase ordinary shares, and by the Subsidiary of its debt securities, and to the incorporation by reference therein of our reports dated June 15, 2007 with respect to the balance sheet of Société des Mines de Morila S.A. as of December 31, 2006, and the related statement of income, cash flows, and changes in shareholders’ equity for the year then ended, as included in the December 31, 2008 Annual Report on Form 20-F of the Company as filed with the Securities and Exchange Commission on Form 20-F on May 5, 2009.

/s/ Ernst & Young Inc

Ernst & Young Inc Registered Auditor

Johannesburg, Republic of South Africa
August 28, 2009